November 5, 2018

Adi Hoess, Ph.D., M.D.
Chief Executive Officer
Affimed N.V.
Technologiepark
Im Neuenheimer Feld 582
69120 Heidelberg, Germany

       Re: Affimed N.V.
           Registration Statement on Form F-3
           Filed October 22, 2018
           File No. 333-227933

Dear Dr. Hoess:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Derek Dostal, Esq.